Exhibit 99.2

KING DIGITAL ENTERTAINMENT PLC C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on January 27, 2015. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS

If you would like to reduce the costs incurred by King Digital Entertainment plc in mailing proxy and meeting materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on January 27, 2015. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 in either case so as to be received by no later than 11:59 P.M. Eastern Time on January 27, 2015.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M80144-S26328	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Notice of Meeting is available at www.proxyvote.com.

M80145-S26328

KING DIGITAL ENTERTAINMENT PLC (“King”)
Extraordinary General Meeting of Shareholders
January 29, 2015 11:30 A.M. (Irish time)

This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Extraordinary General Meeting of Shareholders to be held at 11:30 A.M. (Irish time) on January 29, 2015 at Fitzwilton House, Wilton Place, Dublin 2, Ireland (the "EGM") or _________________, as proxies, each with the power to appoint (his/her/its) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of King that the shareholder(s) is/are entitled to vote at the EGM, and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in favour of the proposals.

This form of proxy is for use by shareholders only.

If the appointor is a corporate entity, this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose. Alternatively, a corporate entity may complete a separate appointment of corporate representative form.

To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarial certified copy of that power or authority) in the manner described on the reverse side. The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish. Any alterations made to this form must be initialled by you.

In the case of joint holders: The signature of any one of them will suffice, but the names of all other joint holders should be stated on the form; and the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s). For these purposes, seniority is determined by the order in which your names appear in King’s register of shareholders in respect of the relevant shares. Each proposal shall be decided on a poll. On a poll, a person entitled to more than one vote need not use all his, her or its votes or cast all the votes he, she or it uses in the same way.

Address Changes/Comments:

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

CONTINUED AND TO BE SIGNED ON REVERSE SIDE